NEWS For Immediate Release Monday, October 30, 2017	Contacts: Patricia McCarthy, UAW Retiree
Medical Benefits Trust, (313) 418-4155
patty@prmccarthy.com Susana McDermott, Interfaith Center on Corporate Responsibility, (212) 870-2938, smcdermott@iccr.org

$1.3 Trillion Investor Coalition Probes Pharma on Opioid Accountability
Investors Call on Distributors and Manufacturers to Examine Role in Opioid Crisis

Detroit, Michigan—Investors for Opioid Accountability (IOA), a coalition of 30 treasurers, asset managers, faith-based, public and labor funds with over $1.3 trillion in assets is filing multiple shareholder proposals on board oversight of business risks related to opioids at 10 opioid distributor and manufacturer companies.  IOA membership is diverse including Treasurers from California, Connecticut, Illinois, West Virginia, Pennsylvania, and Rhode Island, faith-based investors such as Trinity Health, Sisters of Saint Francis and United Church Funds, labor funds such as the International Brotherhood of Teamsters and CTW Investment Services and public funds such as the School Employees Retirement System of Ohio and the New York City Pension Funds. The focus companies include not only opioid distributers McKesson (MCK:NYSE), Cardinal Health (CAH:NYSE) and AmerisourceBergen (ABC:NYSE), but also opioid manufacturers Depomed (DEP:NASDAQ), Endo (ENDP:NASDAQ), Insys (INSY:NASDAQ), Johnson & Johnson (JNJ:NYSE), Mallinckrodt (MNK:NYSE), Mylan (MYL:NASDAQ) and Pernix (PTX:NASDAQ).  IOA is led by the UAW Retiree Medical Benefits Trust and Mercy Investment Services.

“The Investors for Opioid Accountability came together out of escalating concerns that opioid company business risks can both threaten shareholder value and have profound long-term implications for the economy and society,” said Meredith Miller, Chief Corporate Governance Officer for the UAW Retiree Medical Benefits Trust.  “With 91 opioid-related deaths a day in the U.S. and studies showing the potential impact on workforce productivity and labor force participation, we have to pay attention to opioid business risks.”

Opioid manufacturers and distributors have come under heightened legal and legislative scrutiny over whether they failed to adequately disclose the addictive potential of opioids or failed to report suspicious spikes in the sale or distribution of opioids to drug enforcement authorities as mandated under federal law.

“Faith and values-based investors at the Interfaith Center for Corporate Responsibility have long advocated for improved accountability in the health care industry—particularly in the pharmaceutical sector.  We have witnessed first-hand the ravages of opioid misuse in the communities in which we serve and believe corporations must play an important role in responding to this crisis. Improved oversight and risk management structures to prevent opioid misuse are an essential first step in this response,” said Donna Meyer of Mercy Investment Services.

IOA is asking the independent directors of the boards of the 10 companies to investigate how they are responding to increasing business risks related to opioids. In addition to the board investigation, IOA believes that good corporate governance practices that traditionally serve as risk mitigators are critical to implement going forward. Such provisions aim to increase board accountability through strengthened independent board leadership and compensation policies to deter misconduct.

This approach builds and expands on a shareholder campaign for accountability that the International Brotherhood of Teamsters and the Treasurers of Illinois, Pennsylvania, West Virginia and California initiated earlier this year at opioid distributors. In response to this initiative, McKesson set a precedent for other opioid companies by taking three important actions: (1) launching an investigation, led by independent board members, of its opioid-related business practices; (2) committing to separate the roles of chief executive officer and board chairman when the current CEO retires; and (3) pledging to review its pay practices after 73% of investors rejected its pay package in 2017 as excessive in light of the problems the company faced due to opioid distribution practices.  Early next month, focus company Cardinal Health will hold its annual meeting.  The International Brotherhood of Teamsters has sponsored a proposal that will appear in Cardinal’s proxy, urging the Company to move to an independent board chair.

Members of the Investors for Opioid Accountability

The Socially Responsive Investing Group of 1919
    Investment Counsel
AEGON Asset Management
Benedictine Sisters, Boerne, Texas
California State Teachers' Retirement System
California State Treasurer John Chiang
Catholic Health Initiatives
CtW Investment Group
Connecticut State Treasurer Denise L. Nappier,
    Connecticut Retirement Plans and Trust Funds
Daughters of Charity, Province of St. Louise
Dignity Health
Illinois State Treasurer Michael Frerichs
Interfaith Center on Corporate Responsibility
International Brotherhood of Teamsters
JLens Investor Network

Mercy Health
Mercy Investment Services
NEI Investments
New York City Comptroller Scott M. Stringer
Northwest Coalition for Responsible Investment
Pennsylvania State Treasurer Joe Torsella
Rhode Island General Treasurer Seth Magaziner
School Employees Retirement System of Ohio
Segal Marco Advisors
Sisters of St. Francis of Philadelphia
Socially Responsible Investment Coalition
Trinity Health
UAW Retiree Medical Benefits Trust
United Church Funds
Walden Asset Management
West Virginia State Treasurer John Perdue

Focus Companies

Manufacturers	Depomed, Endo, Insys, Johnson & Johnson, Mallinckrodt, Mylan, Pernix

Distributors	AmerisourceBergen, Cardinal Health, McKesson

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ADDENDUM

Investor Comments, Perspectives on the IOA Initiative

California State Treasurer John Chiang
“Pharmaceutical companies must take responsibility for damage done by their products. While they are making enormous profits, suffering from opioid abuse continues to increase, especially in poor communities in California and throughout the country, where jobs are few and hopelessness fuels the crises.”

-California Treasurer John Chiang

Connecticut State Treasurer Denise L. Nappier
“The opioid crisis has already taken many lives and is a blight on the pharmaceutical industry.  It is imperative that Independent board chairs and directors of companies that manufacture and distribute opioids fortify their leadership roles in protecting shareholder interests.  This means addressing -- and mitigating -- the risks associated with reputational harm, escalating fines, and mounting legal costs arising from the toll that misuse of opioids is causing nationwide. Of equal importance is the need for the companies to explore ways to strengthen their opioid risk management programs as a best practice for promoting long-term shareholder value and the well-being of the communities they rely on for business."

-Denise L. Nappier, Connecticut State Treasurer and principal fiduciary of the $34 billion Connecticut Retirement Plans and Trust Funds

International Brotherhood of Teamsters
 “Recent weeks have brought disturbing new details about the wholesale drug distributors’ efforts to rig the system and evade accountability, all while the opioid epidemic continues to engulf our communities. What is clear now more than ever is the need for structural, operational and cultural changes across the drug industry to address the opioid crisis.  We’re proud to be part of a broad coalition of investors whose diverse membership is committed to fighting for greater accountability across the drug supply chain.”

-Ken Hall, General Secretary-Treasurer of the International Brotherhood of Teamsters which has called for sweeping governance and executive pay reforms at pharmaceutical wholesale distributors: McKesson, Cardinal Health, and AmerisourceBergen.

Mercy Health
“The opioid epidemic’s devastating effect on our country includes enormous stress on our healthcare system. Health providers must balance providing these medicines to those who truly need them with proper monitoring to prevent inappropriate use. In addition to the record number of deaths, in 2014 alone, nonfatal unintentional drug poisoning accounted for 420,000 emergency department visits and 260,000 hospitalizations, putting a strain on healthcare facilities nationwide. This public health crisis demands a meaningful response from all organizations with any capacity to influence change.”

-John Starcher, President & CEO of Mercy Health

Aberdeen Standard Investments
“Aberdeen Standard Investments is supportive of the work of the Investors for Opioid Accountability and will be carrying out its own review of investee companies with exposure to the issue. Aberdeen Standard Investments is a UK listed company with $871 billion of assets under management as of June 30, 2017.”

-Andrew Mason, Responsible Investment Analyst, Aberdeen Standard Investments

NEI Investments
“In Canada, the second largest opioid consumer in the world after the U.S., the effect of the opioid crisis is devastating. Companies involved in opioid manufacturing and distribution have a societal obligation to put measures in place that prevent a crisis like this from occurring again, and need to regain stakeholder trust by acting on their purpose and responsibility as health care businesses: making sick people better.”

-Bob Walker, Vice President ESG Services, NEI Investments

New York City Comptroller Scott M. Stringer
“This is a national emergency that is devastating lives across our country. Questionable practices by pharmaceutical companies have only exacerbated the crisis, exposing those companies to legal and regulatory scrutiny as well as increased reputational risk. As a result, strong governance reforms are absolutely essential."

-Scott M. Stringer, New York City Comptroller

 Illinois State Treasurer Michael Frerichs
“The opioid epidemic is destroying American families. We need drug companies to step up and take action now.  If they fail to do so, not only will families across the country continue to lose loved ones, but drug companies will likely face more lawsuits, government regulations, and financial consequences in their stock prices.”

-Illinois State Treasurer Michael Frerichs

Rhode Island General Treasurer Seth Magaziner
“The devastating increase of opioid-related deaths in Rhode Island requires that state, federal, non-profit and private sector all work together to curb opioid misuse and abuse. The pharmaceutical industry must do more to end this epidemic - not profit from it.”

- Rhode Island General Treasurer Seth Magaziner

United Church Funds
“The opioid epidemic is dragging our economic prosperity and is having a profound impact on the fabric of our society. Opioid manufacturers and distributors, like all corporations in the health sector, have a social license to operate based on their ability to keep communities healthy. When corporations are not fulfilling this promise, they have an obligation to review and revise their operations.”

-Donald G. Hart, President, United Church Funds